Exhibit D(6)

WAIVER OF SPECIFIED PREMIUM RIDER	COUNTRY Investors Life Assurance Company 1701 N Towanda Avenue, PO Box 2000 Bloomington, IL 61702-2000

This Rider provides benefits if the Insured becomes Totally Disabled. It provides for the payment of a Specified Premium if the Insured is Totally Disabled as described in this Rider. The terms and conditions of this Rider are described in the following provisions. We have issued this Rider as part of the Policy to which it is attached in consideration of the application and payment of its cost. All definitions, provisions, exclusions and limitations of the Policy apply to this Rider. Where there is a conflict between this Rider and the Policy, the provisions of this Rider will control.

CONTESTABILITY

Except for any period the Insured is Totally Disabled, we may not contest the validity of this Rider after it has been in force during the lifetime of the Insured:

1.      With respect to the original waiver coverage under this Rider, for two years from the Effective Date of this Rider; and

2.      With respect to each increase in waiver coverage under this Rider, for two years from the effective date of such increase.

DEFINITION OF TOTAL DISABILITY

Total Disability means disability which:

1.      Requires regular care by a physician. Physician means a doctor of medicine licensed to practice medicine and is acting within the scope of that license. The Physician must not be You, Your spouse, the Insured or their spouse. In addition, the Physician must not be the parent, child, brother or sister of You, Your spouse, the Insured or their spouse.

2.      Resulted from bodily injury or disease that first manifested itself after the effective date of this Rider,

3.      Began after age five and before the Policy anniversary coincident with or following the Insured’s 60th birthday;

4.      Has continued uninterrupted for a period of at least six months;

5.      Prevents the Insured from engaging for remuneration or profit in an occupation; and

6.      Began while this Rider and the Policy were in force.

During the first twenty-four months of disability, Occupation means the occupation in which the Insured is regularly and principally engaged at the time such disability began.

After the first twenty-four months of disability, Occupation means any occupation for which the Insured is or could reasonably become qualified by reason of education, training or experience.

DISMEMBERMENT DEEMED TOTAL DISABILITY

The total and irrecoverable loss of the:

1.      Sight of both eyes; or

2.      Use of both hands; or

3.      Use of both feet; or

4.      Use of one hand and one foot shall be deemed Total Disability. even if the Insured shall engage in an occupation.

Loss of Sight or Limbs must occur and first manifest itself after the effective date of the Rider and while this Rider is in force with respect to this Waiver of Specified Premium Rider. However, the treatment by a Physician requirement does not apply to Dismemberment.

SPECIFIED PREMIUM

The Specified Premium is the monthly amount as shown on the Policy Schedule.

LIMITATION:

We reserve the right to limit the amount of this Specified Premium, if the Specified Premium amount would result in the Death Benefit payable under the Policy to be considered taxable income to the Beneficiary under the terms of the United States Internal Revenue Code, as amended from time to time.

WAIVER OF SPECIFIED PREMIUM RIDER BENEFIT

After approval of the claim for Total Disability, We will credit to the Policy as a premium payment, the Specified Premium for the six-month period described in the Definition of Total Disability subsection of this Rider. We will also credit as a premium payment the interest that would have accrued had each of the six Specified Premiums payments been allocated to the Declared Interest Option on each of the Monthly Deduction dates.

After six months for a continuing Total Disability, We will credit the Specified Premium on each Monthly Deduction Day that the Insured continues to be Totally Disabled.

However, in no event shall the Specified Premium be credited more than one year prior to the notification to the Company of such disability.

Total Disability benefits are payable as provided by policy provisions and the terms and conditions of this Rider until the Insured’s death or age 100, if earlier.

LIMITATIONS ON RIGHT TO INCREASE OR DECREASE THE SPECIFIED PREMIUM

The amount of the Specified Premium may be increased or decreased by written request from the Owner with a corresponding increase or decrease to the Policy Specified Amount.

An increase in the Specified Premium coverage is subject to:

1.      The terms for a requested increase as stated in Section III, Insurance Coverage Provisions of the Policy;

2.      Our Underwriting rules; and

3.      An increase in the cost of the Rider.

You may not increase the amount of the Specified Premium if:

1.      The Specified Premium after the increase would exceed Our limits for such benefit;

2.      The Insured does not meet Our underwriting requirements for the additional Specified Premium; or

3.      The Insured is Totally Disabled.

A decrease in the Specified Premium coverage is subject to the following conditions:

1.      The terms for a requested decrease as stated in Section III, Insurance Coverage Provisions of the Policy; and

2.      A decrease in the cost of the Rider.

POLICY LAPSE

Crediting of the Specified Premium paid under this Rider does not guarantee that the Policy will remain in force. You may be required to pay premiums during the continuous period of Total Disability to maintain the Policy in force.

If the Insured recovers from Total Disability, additional premium may be required to continue the policy.

RISK NOT COVERED	No benefit is payable for a disability resulting from intentionally self-inflicted injury.

NOTICE OF CLAIM AND PROOF OF DISABILITY

Before approval of the claim for Total Disability and any Specified Premium is credited to the policy, written notice of claim and due proof of Total Disability must be received by the Company at its Home Office:

1.      During the lifetime of the Insured;

2.      During the continuance of Total Disability of the Insured; and

3.      Not later than six months after the policy anniversary coincident with or following the Insured’s 60th birthday.

Failure to give notice within such time shall not invalidate any claim if notice was given as soon as reasonably possible. However, in no event shall the Specified premium be credited more than one year prior to the notification to the Company of such disability.

Until a claim for Total Disability has been approved any required amount necessary to keep the Policy in force must be paid.

PROOF OF CONTINUANCE OF DISABILITY

Due proof of the continuance of Total Disability must be furnished upon request until the disability has continued uninterrupted for two full years. After that time, proof of continuance shall not be required more often than once per year. If requested proof is not furnished, no further Specified Premium shall be credited to the Policy.

If at any time the disabled Insured fails to meet the requirement defined in the Definition of Total Disability subsection herein, no further Specified Premium shall be credited.

Any future Specified Premium shall be credited on the Monthly Deduction Day without further proof of continuance of Total Disability if, on the policy anniversary coincident with or following the Insured’s 65th birthday, the Insured is then and has been, totally and continuously disabled for five or more years since proof of Total Disability was submitted.

RECURRENT TOTAL DISABILITY

Following recovery from a Total Disability if the Insured suffers another Total Disability which:

1.      Begins within 180 days of recovery; and

2.      Is due to the same or related causes as the prior Total Disability the Total Disability shall be considered to have continued during the period between recovery and recurrence of Total Disability.

NOTICE OF RECOVERY	The Owner shall give immediate notice to Us when the Insured recovers from Total Disability.

RIDER COST

The cost to You of the benefits under this Rider will be determined as follows:

The additional monthly cost for this Rider is calculated by using the following table. The attained age of the Insured means the Insured’s age on the last birthday prior to the policy anniversary on or preceding the Monthly Deduction Day.

Attained Age of Insured	Additional Monthly Cost: Percent of Specified Premium	Attained Age of Insured	Additional Monthly Cost: Percent of Specified Premium	Attained Age of Insured	Additional Monthly Cost: Percent of Specified Premium
0 -21	2.75%	34	3.75%	47	4.25%
22	3.00%	35	3.75%	48	4.50%
23	3.00%	36	3.75%	49	4.75%
24	3.00%	37	3.75%	50	5.00%
25	3.25%	38	3.75%	51	6.00%
26	3.25%	39	3.75%	52	7.00%
27	3.25%	40	3.75%	53	7.75%
28	3.25%	41	3.75%	54	8.50%
29	3.50%	42	4.00%	55	9.25%
30	3.50%	43	4.00%	56	9.25%
31	3.50%	44	4.00%	57	9.50%
32	3.75%	45	4.00%	58	9.50%
33	3.75%	46	4.25%	59	9.75%

TERMINATION

This Rider will terminate automatically on the earliest of:

1.      The policy anniversary coincident with or following the Insured’s 60th birthday unless the Insured is then Totally Disabled (If the Insured is so Totally Disabled, the Rider will terminate immediately upon subsequent recovery from Total Disability);

2.      The end of the grace period stated in the Policy;

3.      Surrender or termination of the Policy; and

4.      On any Monthly Deduction Day on or following receipt of the Owner’s written request for termination of the Rider and presentation of the Policy at the Home Office of the Company for endorsement.

This Rider is effective on the Policy Date of Issue of the Policy unless another effective date is stated below.

Effective Date:	____________________________
(if other than Policy Date of Issue)

COUNTRY Investors Life Assurance Company

President

4